Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Robin Energy Ltd. (“Robin”) for the six-month periods ended June 30, 2025, and June 30, 2026. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Robin and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2026. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2025 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report. All share information in this report gives effect to the 1-for-15 reverse stock split of our common shares effected July 9, 2026 and the 1-for-5 reverse stock split of our common shares effected December 24, 2025.

Business Overview and Fleet Information

We are an international ship-owning company providing energy transportation services globally that was incorporated under the laws of the Republic of the Marshall Islands in September 2024 by Toro Corp. (“Toro”) to serve as the holding company of Toro’s former tanker owning subsidiary, Vision Shipping Co. and Xavier Shipping Co. (formerly owning the M/T Wonder Formosa) in connection with the spin-off of Toro’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on April 14, 2025, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2025 Annual Report.

We acquire, own, charter and operate tanker vessels and LPG carrier vessels. We currently own, charter and operate two LPG carrier vessels, with an aggregate cargo carrying capacity of 0.01 million dwt and an average age of 8.8 years (together, our “Fleet”) and provide worldwide seaborne transportation services for liquefied petroleum gas (“LPG”).

During the six months ended June 30, 2026, we operated one tanker vessel, which was sold on April 29, 2026 and engaged in the worldwide transportation of refined petroleum products, and two 5,000 cbm LPG carriers, which transport liquefied petroleum gas.  As a result of the different characteristics of the transport of oil products (carried by a tanker vessel), to the transport of LPG (carried by a LPG carrier) as well as the differences in the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas compared to crude oil and other oil products, we have determined that, effective the third quarter of 2025, we operate in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

In light of the sale of our tanker vessel, M/T Wonder Mimosa, completed on April 29, 2026, the proposed spin-off of our tanker segment announced in March 2026 will not proceed and the related registration statement filed with the SEC was withdrawn in July 2026.

Our Fleet is currently contracted to operate under time charter employment. Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

With effect from July 1, 2022, Castor Ships S.A. (“Castor Ships”), a related party, provides ship management and chartering services to the vessels through subcontracting agreements with unrelated third-party managers. Castor Ships provided most of the ship management services from June 7, 2023 until the sale date, for M/T Wonder Mimosa,  and from September 3, 2025 and March 13, 2026, for LPG Dream Syrax and LPG Dream Terrax, respectively, and a third-party manager provided certain ship management services through subcontracting agreements to the vessels.

The following table summarizes key information about our Fleet as of September 23, 2026:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
LPG Carrier Segment
LPG Dream Syrax	5,158	2015	Japan	Period Time Charter	$360,000 per month	February 2027	March 2027
LPG Dream Terrax	4,743	2020	Japan	Period Time Charter	$353,000 per month	December 2026	January 202	7

Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements for developments that took place after June 30, 2026.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of our business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy and the size and composition of our fleet resulting from our vessel acquisitions and disposals;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker/LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers and pool operators through the development of new working relationships;

•	The vetting approvals by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to any debt we may incur as well as our compliance with covenants in any financing arrangement we enter into;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2025 Annual Report.

Employment and operation of our fleet

A significant factor that impacts our profitability is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the shipping segments in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-manager’s ability to leverage our relationships with existing or potential customers. As a recent entrant to the LPG carrier business, our customer base is currently concentrated to one charterer . In the six months ended June 30, 2026 , 53% of our revenues were earned on time charter agreements entered into with a charterer relating to our LPG carrier vessels and 47% of our revenues were earned on the pool arrangement entered into with a pool manager relating to our tanker vessel. The breadth of our customer base has and will continue to impact the profitability of our business. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from pool arrangements and time charters and may be employed under voyage charters in the future. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spends in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”), and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our vessels pursuant to the ship management agreement with Castor Ships.

Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as unscheduled repairs and other unforeseen events.

Time Charter Equivalent (“TCE”) revenues. See Appendix A for a description of the TCE revenues.

Daily TCE Rate. See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Consolidated Results of Operations

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change - Amount
Total vessel revenues	$3,598,828	$7,973,158	$4,374,330
Expenses:
Voyage expenses (including commissions to related party)	(410,169)	(747,043)	(336,874)
Vessel operating expenses	(1,238,068)	(2,732,190)	(1,494,122)
Management fees to related parties	(193,851)	(544,600)	(350,749)
Depreciation and amortization	(729,585)	(1,437,133)	(707,548)
General and administrative expenses (including costs from related parties)	(756,423)	(1,574,630)	(818,207)
Gain on sale of vessel	—	6,206,743	6,206,743
Operating income	270,732	7,144,305	6,873,573
Finance costs, net(1)	163,873	227,878	64,005
Foreign exchange (losses)/gains	(822)	2,702	3,524
Change in fair value of crypto assets-Bitcoin	—	(1,275,186)	(1,275,186)
Net income and comprehensive income	$433,783	$6,099,699	$5,665,916

(1)	Includes finance costs, net of interest income, if any.

Total vessel revenues

Total vessel revenues for our fleet increased to $8.0 million in the six months ended June 30, 2026, from $3.6 million in the same period in 2025. This increase of $4.4 million was largely driven by the increase in the Available Days of our fleet to 481 days in the six months ended June 30, 2026, from 181 days in the corresponding period in 2025, as a result of the acquisitions of LPG Dream Syrax on September 3, 2025 and  LPG Dream Terrax on September 25, 2025, partially offset by the sale of M/T Wonder Mimosa on April 29, 2026. During the six months ended June 30, 2026, our fleet earned on average a Daily TCE Rate of $15,023, compared to an average Daily TCE Rate of $17,617 earned during the same period in 2025. This decrease in Daily TCE Rates was mainly due to the acquisition of the two LPG carrier vessels which generally earn a lower Daily TCE Rate than the tanker vessel due to their size and the trade they operate in. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this metric to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses increased to $0.7 million for our fleet in the six months ended June 30, 2026, from $0.4 million compared to the same period in 2025, as a result of the increase in the Available Days of our fleet in the six months ended June 30, 2026, compared to the same period in 2025.

Vessel Operating Expenses

The increase in vessel operating expenses for our fleet by $1.5 million to $2.7 million in the six months ended June 30, 2026, from $1.2 million in the corresponding period of 2025, mainly reflects the increase in the Ownership Days of our fleet to 481 days in the six months ended June 30, 2026, from 181 days in the corresponding period in 2025, as a result of the acquisition of the two LPG carrier vessels, partially offset by the sale of the tanker vessel as described above.

Management Fees

Management fees for our fleet increased to $0.5 million in the six months ended June 30, 2026, from $0.2 million in the same period in 2025, as a result of (i) the increase of the Ownership Days of our fleet and (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation and Amortization

Depreciation expenses for our fleet increased to $1.1 million in the six months ended June 30, 2026, from $0.3 million in the same period in 2025, as a result of the increase in the Ownership Days of our fleet. Dry-dock amortization charges amounted to $0.4 million in the six months ended June 30, 2026 and in the same period in 2025, as a result of the increase in dry-dock amortization days to 436 dry-dock amortization days in the six months ended June 30, 2026, from 181 days in the six months ended June 30, 2025, offset by the sale of M/T Wonder Mimosa which carried higher dry-dock amortization charges than the two LPG carrier vessels.

General and Administrative Expenses

General and administrative expenses in the six months ended June 30, 2026, amounted to $1.6 million, whereas, in the six months ended June 30, 2025, general and administrative expenses totaled $0.8 million. This increase is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our Company, including expenses related to proposed spin-off (as described above, the related registration statement was subsequently withdrawn in July 2026), and (ii) the flat management fee for the six months ended June 30, 2026, amounting to $0.4 million. For the period from January 1 through April 14, 2025 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Toro. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. For further details of the allocation, please refer to the consolidated financial statements and related notes included in the 2025 Annual Report.

Gain on sale of vessel

On April 29, 2026, we concluded the sale of the M/T Wonder Mimosa which we sold, pursuant to an agreement dated April 22, 2026, for cash consideration of $12.8 million. The sale resulted in net proceeds to the Company of $12.3 million and the Company recorded a gain on the sale of $6.2 million in the second quarter of 2026.

Change in fair value of crypto assets-Bitcoin

Change in fair value of crypto assets-Bitcoin in the six months period ended June 30, 2026 amounted to $(1.3) million, whereas, in the six months period ended June 30, 2025, amounted to $nil. This decrease is mainly associated with the initial allocation of $5.0 million to Bitcoin completed on September 9, 2025, as part of the Company's adopted Bitcoin treasury framework, and the subsequent decline in the fair value of Bitcoin for the six months ended June 30, 2026.

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025—Tanker Segment

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change - Amount
Total vessel revenues	$3,598,828	$3,725,158	126,330
Expenses:
Voyage expenses (including commissions to related party)	(410,169)	(531,552)	(121,383)
Vessel operating expenses	(1,238,068)	(869,986)	368,082
Management fees to related parties	(193,851)	(146,400)	47,451
Depreciation and amortization	(729,585)	(358,331)	371,254
Gain on sale of vessel	—	6,206,743	6,206,743
Segment Operating income	1,027,155	8,025,632	6,998,477

Total Vessel Revenues

Total vessel revenues for our tanker segment increased to $3.7 million in the six months ended June 30, 2026, from $3.6 million in the same period in 2025. This increase of $0.1 million was largely driven by the increase in the prevailing charter rates of our tanker vessel in the six months ended June 30, 2026, partially offset by the decrease in the Available Days of our tanker vessel to 119 days in the six months ended June 30, 2026, from 181 days in the corresponding period in 2025, due to the sale of M/T Wonder Mimosa on April 29, 2026. During the six months ended June 30, 2026, our tanker vessel earned an average Daily TCE Rate of $26,837, compared to an average Daily TCE Rate of $17,617 earned during the same period in 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to “-Daily TCE Rate” and “-Reconciliation of Daily TCE Rate to Total vessel revenues —Tanker Segment” for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage Expenses

The increase in voyage expenses to $0.5 million for our tanker vessel in the six months ended June 30, 2026, from $0.4 million in the same period in 2025, mainly reflects the (i) $0.1 million increase in port and other expenses due to increased costs of the EUAs, and (ii) $0.1 million of bunkers consumption costs, partially offset by the decrease in Available days in the six months ended June 30, 2026, compared to the same period in 2025.

Vessel Operating Expenses

The decrease in operating expenses for our tanker vessel by $0.3 million to $0.9 million in the six months ended June 30, 2026, from $1.2 million in the corresponding period of 2025, mainly reflects the decrease in the Ownership Days of our tanker vessel to 119 days in the six months ended June 30, 2026, from 181 days in the corresponding period in 2025, as a result of the sale of the tanker vessel as described above.

Management Fees

The decrease in management fees to $0.1 million in the six months ended June 30, 2026, from $0.2 million in the same period in 2025, mainly reflects the decrease in the Ownership Days of our tanker vessel in the six months ended June 30, 2026, compared to the corresponding period in 2025.

Depreciation and Amortization

Depreciation expenses for our tanker vessel decreased to $0.2 million in the six months ended June 30, 2026, from $0.3 million in the same period in 2025, as a result of the decrease in the Ownership Days of our tanker vessel. Dry-dock amortization charges decreased to $0.2 million in the six months ended June 30, 2026, from $0.4 million in the same period in 2025. These charges are related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively and sold on April 29, 2026.

Gain on sale of vessel – Refer to discussion under ‘Consolidated Results of Operations-Gain on sale of vessel’ above for details on the sale of the M/T Wonder Mimosa.

Six months ended June 30, 2026— LPG Carrier Segment

Six months ended June 30, 2026
Total vessel revenues	$4,248,000
Expenses:
Voyage expenses (including commissions to related party)	(215,491)
Vessel operating expenses	(1,862,204)
Management fees to related parties	(398,200)
Depreciation and amortization	(1,078,802)
Segment operating income	$693,303

Total Vessel Revenues

Total vessel revenues for our LPG carrier segment amounted to $4.2 million in the six months ended June 30, 2026. During the six months ended June 30, 2026, we owned on average 2.0 LPG carriers that earned a Daily TCE Rate of $11,140. Daily TCE Rate is not a recognized metric under U.S. GAAP. Please refer to “—Daily TCE Rate” and “—Reconciliation of Daily TCE Rate to Total vessel revenues — LPG Carrier Segment” above for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both our LPG carriers were engaged in time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $0.2 million in the six months ended June 30, 2026, and mainly comprised brokerage commissions.

Vessel Operating Expenses

Operating expenses for our LPG carrier segment amounted to $1.9 million in the six months ended June 30, 2026, and mainly comprised crew wages costs, stores, spares and insurance costs.

Management Fees

Management fees for our LPG carrier segment amounted to $0.4 million in the six months ended June 30, 2026.

Depreciation and Amortization

Depreciation expense amounted to $0.9 million in the six months ended June 30, 2026 and exclusively relate to vessels’ depreciation for the period during which we owned them. Dry-dock amortization charges in the six months ended June 30, 2026 amounted to $0.2 million.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our current liquidity requirements relate to funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2026, our principal sources of funds were cash from operations, the gross proceeds from the sale of common shares under our at-the-market (“ATM”) offering agreement of $17.1 million and the net proceeds from the sale of M/T Wonder Mimosa of $12.3 million. On July 27, 2026, the Company issued and sold 750,000 common shares at an offering price of $4.00 per share in an underwritten public offering, resulting in gross proceeds of $3.0 million, before deducting underwriting discounts, commissions, and other offering expenses.

As of June 30, 2026, and December 31, 2025, we had cash and cash equivalents of $35.7 million and $5.6 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

Working capital is equal to current assets minus current liabilities. As of June 30, 2026 and December 31, 2025 we had a working capital surplus of $41.4 million and $14.1 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate over the short-term period will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our business and meeting our normal working capital requirements for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and the expenditures for the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new equity or debt financing, if required.

As noted above, we expect future equity offerings, and possibly other issuances of our common shares, preferred shares or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan.
Investment in secured convertible loan notes

In September 2026, we, through a wholly owned subsidiary, invested $5.5 million (€4.7 million) in senior secured convertible loan notes issued by IntegrEn Limited (the “Notes”), an Irish-domiciled developer of digital infrastructure and associated energy generation assets in the United States and the United Kingdom. The Notes bear no coupon, mature on December 31, 2026, and are redeemable at a premium to their principal amount; part of our entitlement may instead be converted into equity of a subsidiary of the issuer. The Notes are secured over contractual rights of the issuer group, including any refund of amounts prepaid under a supply contract, and benefit from a guarantee, provided by a third party and two group companies of the issuer, of certain deductions that may be applied against any such refund.

Cash Flows

The following table summarizes our net cash flows provided by operating, investing and financing activities for the six months ended June 30, 2026 and the six months ended June 30, 2025:

	For the six months ended	For the six months ended
	June 30, 2025	June 30, 2026
Net cash provided by operating activities	$13,066,520	$4,796,266
Net cash provided by investing activities	—	12,210,242
Net cash provided by financing activities	26,340,497	13,083,053
Net increase in cash and cash equivalents	39,407,017	30,089,561

Operating Activities: Net cash provided by operating activities amounted to $4.8 million for the six months ended June 30, 2026, consisting of net income of $6.1 million, with non-cash adjustment for the gain on sale of the M/T Wonder Mimosa of $6.2 million, non-cash adjustments related to depreciation and amortization of $1.4 million, change in fair value of crypto assets of $1.3 million and a net decrease of $2.2 million in working capital which mainly derived from a decrease in ‘Due from related parties’ by $1.9 million. Net cash provided by operating activities amounted to $13.1 million for the six months ended June 30, 2025, consisting of net income of $0.4 million, non-cash adjustments related to depreciation and amortization of $0.8 million and a net decrease of $11.9 million in working capital which mainly derived from a decrease in ‘Due from related parties’ by $12.2 million mainly due to the return of $12.1 million from Toro’s treasury manager to the Company’s subsidiaries which was receivable by the Company on demand from Toro’s cashflow.

Investing Activities: Net cash provided by investing activities in the six months ended June 30, 2026, amounting to $12.2 million, mainly relates to the net proceeds from the sale of M/T Wonder Mimosa. There was no net cash provided by/(used in) investing activities in the six months ended June 30, 2025.

Financing Activities: Net cash provided by financing activities during the six months ended June 30, 2026 amounting to $13.1 million, mainly relates to the aggregate gross proceeds less paid issuance expenses from the ATM offering amounting to $16.4 million, partially offset by the payment for repurchase of common shares pursuant to a self-tender offer amounting to $3.0 million. Net cash provided by financing activities during the six months ended June 30, 2025 amounting to $26.3 million, mainly relates to (i) the contribution by Toro to Robin in the amount of $10.4 million in cash for additional working capital in connection with the Spin Off and (ii) the aggregate gross proceeds less paid issuance expenses from registered direct equity offerings amounting to $15.7 million.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2025 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2025 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our consolidated financial statements included in our 2025 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Time Charter Equivalent (“TCE”) revenues. The Time Charter Equivalent (“TCE”) revenues are a measure of the revenue performance of a vessel and is defined as the total vessel revenues (time charter and/or voyage charter revenues and/or pool revenues, net of charterers’ commissions) less voyage expenses. The TCE revenues are not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. Management believes that the TCE revenues provides meaningful information to our investors because it compares net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, pool arrangement or other) under which our vessels are employed between the periods; it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the TCE revenues may not be comparable to that reported by other companies. See below for a reconciliation of TCE revenues to Total vessel revenues, the most directly comparable U.S. GAAP measure.

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a metric of the average daily net revenue performance of our vessels. The Daily TCE Rate is not a metric of financial performance under U.S. GAAP (i.e., it is a non-GAAP metric) and should not be considered as an alternative to any metric of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing TCE revenues by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Total vessel revenues, the most directly comparable U.S. GAAP measure.

The following table reconciles the calculation of the TCE revenues and Daily TCE Rate for our vessels to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues— Consolidated

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Total vessel revenues	$3,598,828	$7,973,158
Voyage expenses - including commissions from related party	(410,169)	(747,043)
TCE revenues	$3,188,659	$7,226,115
Available Days	181	481
Daily TCE Rate	$17,617	$15,023

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues— Tanker segment

	Six months ended June 30,	Six months ended June 30,
	2025	2026
Total vessel revenues	$3,598,828	$3,725,158
Voyage expenses - including commissions from related party	(410,169)	(531,552)
TCE revenues	$3,188,659	$3,193,606
Available Days	181	119
Daily TCE Rate	$17,617	$26,837

Reconciliation of TCE revenues and Daily TCE Rate to Total vessel revenues— LPG carrier segment

Six months ended June 30,
2026
Total vessel revenues	$4,248,000
Voyage expenses - including commissions from related party	(215,491)
TCE revenues	$4,032,509
Available Days	362
Daily TCE Rate	$11,140